State of Delaware
Secretary of State
Division of Corporations
Delivered 04:58 PM 12/12/2014
FILED 04:36 PM 12/12/2014
SRV 141531775 - 4243205 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT TO
CERTIFICATE OF INCORPORATION OF
PROGRESSIVE CARE, INC.

July 3, 2014

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

1. That Article IV of the Certificate of Incorporation of Progressive Care, Inc. (the "Corporation") is amended to read, in its entirety, as follows:

> The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is One Hundred Ten Million (110,000,000) shares, of which One Hundred Million (100,000,000) shares shall be designated as common stock, par value $0.0001 per share, and Ten Million (10,000,000) shares shall be designated as the blank check preferred stock, par value $0.00001 per share, of the Corporation.

2. That the Board of Directors of the Corporation authorized and approved the foregoing amendment by meeting held on July 3, 2014 declaring said amendment to be advisable and presented it to the stockholders of the Corporation for consideration thereof.

3. That thereafter, the holders of the majority of the total voting power of all issued and outstanding voting capital of the Corporation authorized the amendment by written consent on July 3, 2014.

4. That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on this 3rd day of July, 2014.

Alan Jay Weisberg
Chief Executive Officer